SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2011. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1 2	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:	13 5

Press release regarding the Company’s unaudited
consolidated financial results for the six (6) months
ended June 30, 2012; and
Cash dividend declaration on the Company’s Common Stock
and Series IV Cumulative Non-Convertible Redeemable
Preferred Stock.

Exhibit 1

August 7, 2012

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2012.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

August 7, 2012

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2012.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL-REVILLA	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C 0	6	Every 2nd
Tuesday
-	-	-	-	-	-
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,298 As of June 30, 2012	N/A	N/A

Total No. of Stockholders	Domestic Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	August 7, 2012

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

PLDTpressrelease

1H2012 CONSOLIDATED CORE NET INCOME AT P18.7 BILLION,
DOWN 11% Y-O-Y BUT UP 4% VS 2H2011
REPORTED NET INCOME AT P19.5 BILLION, 8% LOWER Y-O-Y
EBITDA AT P39.3 BILLION, LOWER BY 5%
COMBINED CELLULAR SUBSCRIBER BASE AT 67.4 MILLION, UP 6%
TOTAL BROADBAND SUBSCRIBERS AT 3.1 MILLION, 5% HIGHER
CASH DIVIDEND OF P60 PER SHARE DECLARED, 70% PAYOUT ON CORE EPS

•	Consolidated Core Net Income of P18.7 billion for 1H2012, 11% lower than the P21.0 billion in 1H2011 but 4% ahead of 2H2011

•	Consolidated Reported Net Income for 1H2012 at P19.5 billion, from P21.3 billion in 1H2011

•	Consolidated service revenues up 12% year-on-year to P84.7 billion

•	Consolidated EBITDA margin at 46% of service revenues; consolidated EBITDA declines 5% to P39.3 billion

•	Consolidated free cash flow at P24.4 billion for 1H2012

•	Cellular subscriber base at 67.4 million, net additions of 3.7 million for the year

•	Total broadband subscribers at 3.1 million; aggregate revenue contribution from broadband and internet services of P11.6 billion for 1H2012, 32% higher than last year

•	Interim dividend of P60 per share declared, representing 70% of 1H2012 core earnings

MANILA, Philippines, 7th August 2012 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first half of 2012 with consolidated Core Net Income, before exceptional items, declining to P18.7 billion. While 11% lower than the P21.0 billion recorded in the same period in 2011, the 2Q2012 Core Net Income of P9.4 billion is 4% higher than the average quarterly Core Net Income of P9.0 billion in the second half of 2011 when the operating environment was under severe competitive pressure.

Reported Net Income, after reflecting exceptional gains for the period declined 8% to P19.5 billion, from P21.3 billion in 2011. These results reflect the consolidation of the operating performance of Digital Telecommunications Philippines, Inc. (“Digitel”) from its acquisition which closed on 26th October 2011.

Despite higher service revenues, Core Net Income declined as a result of higher operating expenses relating mainly to the manpower reduction programs at PLDT and Digitel and selling and promotions initiatives. Core Net Income was also affected by the recognition of a P2.0 billion deferred gain relating to the transfer of shares of the Manila Electric Company (“Meralco”) from PLDT Communications and Energy Ventures (“PCEV”) to Beacon Asset Holdings, Inc (“Beacon”) which gain was realized upon the sale by PCEV of some of its preferred shares in Beacon. Reported Net Income was impacted by the decline in Core Net Income and higher net foreign exchange and derivative gains.

Exhibit 1

EBITDA margin for the first six months of 2012 dipped to 46%, from 55% in 2011. To align more closely with global accounting standards, service revenues have been restated to reflect the change in the presentation of our outbound revenues from net to gross of interconnect expense, which in turn is included in our expenses. Although EBITDA does not change, EBITDA margins are calculated against the adjusted service revenues. Consolidated EBITDA for the first half of 2012 was lower by 5% at P39.3 billion compared with the same period in 2011. Without the P1.7 billion charge relating to the manpower reduction programs, EBITDA would have been P41.0 billion, or 1% lower than the first half of 2011 and 7% higher than the second half of 2011. Digitel EBITDA stood at P3.4 billion; its lower EBITDA margin of 31% contributed to the decline in overall EBITDA margin.

Overall consolidated service revenues for the first six months of 2012 increased by 12% to P84.7 billion, including the P11.1 billion revenue contribution from Digitel and reflecting the combined effect (before Digitel) of a 4% decline in wireless revenues, 1% decrease in fixed line revenues, and a 17% rise in BPO revenues.

Earlier today, the Company’s Board of Directors declared an interim dividend of P60 per share, in line the Company’s continued commitment to pay out a minimum ratio of 70% of core earnings. “It is noteworthy that, despite the earnings pressure from the competitive state of the local industry and continuing pressure on margins, our free cash flows remain strong, thus enabling us to sustain our customary dividend levels,” stated Manuel V. Pangilinan, PLDT Chairman.

Consolidated free cash flow reached P24.4 billion, a 1% increase from last year. Consolidated capital expenditures for the half amounted to P9.3 billion. PLDT Group Capex for 2012 is estimated to reach P38 billion, in line with the Group’s P67.0 billion capital expenditure program, which has been completed ahead of schedule. The Group’s investments have produced a network that is unrivalled in terms of coverage, capacity and resiliency:

•	An access network that is 3G and LTE-enabled with 3G% population coverage up to 65% and a growing number of LTE pilot sites;

•	A transport network that has the most extensive fiber coverage in the country with 3 Terabits per second capacity; 80% of Metro Manila sites and 36% of provincial sites are now on fiber

•	A core network that has been upgraded ahead of schedule; and

•	A fourth cable landing station to be up by the third quarter of 2012 and 12 international cable systems alliances in place.

The Group’s consolidated net debt stood at US$2.0 billion as at 30th June 2012. Gross debt amounted to US$2.7 billion, with the inclusion of Digitel’s debt amounting to US$0.5 billion. Net debt to EBITDA was at 1.1x. The Company’s debt maturities continue to be well spread out, with over 61% due in and after 2015. The percentage of US dollar-denominated debt to the Group’s total debt portfolio is at 48%. Taking into account our peso borrowings, our hedges and our U. S. Dollar cash holdings, 33% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities. PLDT is the first Philippine company to be rated “investment grade” by all three major international ratings agencies.

Exhibit 1

Subscriber Base

The PLDT Group’s total cellular subscriber base as at 30th June 2012 was 67.4 million subscribers, broken down as follows: Wireless subsidiary Smart Communications, Inc (“Smart”) had 26.9 million subscribers under its mainstream Smart brands, while value brand Talk ‘N Text ended with 24.0 million subscribers as a result of 1.8 million net additions for the quarter. Digitel had 15.9 million Sun Cellular subscribers. Smart subsidiary CURE’s Red Mobile brand had 600,000 subscribers although these subscribers have since been migrated to Smart as part of the CURE divestment program. The Group’s combined postpaid cellular subscriber base including Sun Cellular’s 1.5 million postpaid customer count exceeded 2.1 million at the end of the first half of 2012.

On the other hand, the Group’s combined broadband subscriber base hit the 3.1 million mark at the end of the first half of 2012, representing net additions of about 134,000 for the PLDT Group’s various broadband services. SmartBro, Smart Communications Inc.’s (“Smart”) wireless broadband service offered through its wholly-owned subsidiary Smart Broadband, Inc., had a wireless broadband subscriber base of over 1.63 million at the end of the period, over 1.1 million of whom were on SmartBro’s prepaid service. Meanwhile, PLDT’s DSL subscribers increased by over 32,000 for the first six months of 2012, bringing the total subscriber base to 775,000, while Digitel brought in an additional 102,000 DSL subscribers.

For the fixed line business of both PLDT and Digitel, the subscriber base totaled at 2.1 million at the end of the first half of 2012.

Service Revenues

Smart continues to lead the industry in terms of both revenues and subscribers. With the addition of Sun Cellular, wireless service revenues increased 16% to P58.5 billion for the first six months of 2012, compared with the P50.3 billion recognized in the same period last year. Synergy initiatives with Sun Cellular continue to be refined, both in terms of revenue enhancement and expense rationalization:

•	Tri-Net offers have improved yields;

•	Co-location and consolidation of sites are proceeding (200 sites already implemented) with expected annual savings of P500 million;

•	Implementation of national roaming has increased Sun’s 2G and 3G geographic coverage to 85% and 17%, respectively; and

•	Consolidation of outside plant facilities have minimized capex build-out and improved existing fixed line services;

“Now that we have “super-charged” our network, we are pleased that consumers have recognized our service and quality advantages as evidenced by the ongoing shift in subscriber preference,” said Orlando B. Vea, Smart Chief Wireless Adviser.

Exhibit 1

Fixed line service revenues increased by P1.4 billion or 5% to P30.4 billion in the first half of 2012 from P29.1 billion in the same period in 2011, including Digitel’s contribution of P1.7 billion. Enterprise data and DSL revenues continued on their growth path on the back of a 13% increase in DSL revenues and an 11% increase in third party corporate data revenues. On the other hand, the ILD, NLD and LEC businesses posted a 6% decline in revenues.

“The prospects for the Fixed Line business are promising with new services in the broadband and cloud space. In addition, we are now realizing the benefits of fixed/mobile synergies with the early success of myBro,” declared Napoleon L. Nazareno, President and CEO of PLDT and Smart.

“What was already the most extensive and advanced network in the country has been further “super-charged” by our significant investments – our access network provides the widest coverage with the number of LTE sites expanding, our transport network rides on over 48,000 kilometers of fiber assets with an additional 6,000 kilometers of Fiber-to-the-Home rolled out while our international capacity is unparalleled in terms of resiliency and capacity,” added Nazareno.

Total broadband and internet revenues for the first six (6) months of 2012 totaled P11.6 billion, a 32% growth rate year-on-year, including a P1.6 billion contribution from Digitel; broadband and internet now account for 14% of consolidated service revenues. Smart wireless broadband revenues, exclusive of mobile internet revenues, increased by 4% to P3.3 billion, compared with the P3.2 billion recorded in the same period last year. Moreover, mobile internet usage continues to grow strongly, with Smart’s mobile internet revenues increasing by 63%, from P573 million at the end of March 2011 to P1.2 billion at the end of the first half of 2012. PLDT DSL generated P5.2 billion in revenues for the first half of 2012, up 13% from P4.6 billion for the same period in 2011.

Vea noted, “As with cellular, we are leveraging off our network superiority which allows for greater coverage, faster speeds and more reliable connectivity.”

In 2011, the Group consolidated its business process outsourcing operations, consisting of knowledge process solutions (“KPS”) and customer relationship management (“CRM”) under SPi Global Solutions, Inc (“SPi”). KPS and CRM had previously been under ePLDT, along with other ICT businesses such as data center operations, which have since been transferred to the Fixed Line business. SPi reported service revenues of P4.8 billion for the first half of 2012, an increase of 17% compared with the same period last year. KPS increased by 18%, while revenues from CRM rose 15% to P1.6 billion.

82% of SPi’s revenues are dollar-linked. Had the peso remained stable, service revenues for the period would have increased by another P100 million.

Conclusion

“Our first half results support our position that we are gradually seeing our way out of the trough – second quarter financial metrics showed no deterioration vis-à-vis the first quarter and those second quarter figures are ahead of the average quarterly numbers in the second half of 2011. We will continue to exert our utmost effort to get back on the profit growth track as quickly as we can, as we harness the opportunities for synergy within the Group. We maintain our Core Net Income guidance for the full year 2012 at P37.0 billion,” concluded Manuel V. Pangilinan.

####

Exhibit 1

Exhibit 1

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at June 30, 2012 and December 31, 2011
(in million pesos, except par value per share amounts and number of shares)

	2012	2011
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property, plant and equipment	191,790	197,731
Investments in associates and joint ventures	24,793	17,865
Available-for-sale financial assets	5,631	7,181
Investment in debt securities – net of current portion	150	150
Investment properties	1,115	1,115
Goodwill and intangible assets	78,560	80,656
Deferred income tax assets – net	5,116	5,975
Prepayments – net of current portion	8,947	8,869
Noncurrent asset held-for-sale	1,128	–
Advances and other noncurrent assets – net of current portion	1,383	1,340

Total Noncurrent Assets	318,613	320,882

Current Assets
Cash and cash equivalents	31,612	46,057
Short-term investments	611	558
Trade and other receivables	16,223	16,245
Inventories and supplies	2,893	3,827
Derivative financial assets	62	366
Current portion of investment in debt securities	370	358
Current portion of prepayments	6,771	7,227
Current portion of advances and other noncurrent assets	8,119	126

Total Current Assets	66,661	74,764

TOTAL ASSETS	385,274	395,646

EQUITY AND LIABILITIES

Equity
Preferred stock, Php10 par value per share, authorized - 822,500,000 shares; issued and outstanding - 36,026,550 shares as at June 30, 2012 and 441,912,370 shares as at December 31, 2011	360	4,419
Common stock, Php5 par value per share, authorized - 234,000,000 shares; issued - 218,779,886 shares and outstanding - 216,055,775 shares as at June 30, 2012; and issued - 217,160,444 shares and outstanding - 214,436,333 shares as at December 31, 2011	1,093	1,085
Treasury stock - 2,724,111 shares as at June 30, 2012 and December 31, 2011	(6,505)	(6,505)
Capital in excess of par value	130,596	127,246
Retained earnings	21,727	26,232
Other comprehensive income	(1,155)	(644)

Total Equity Attributable to Equity Holders of PLDT	146,116	151,833
Noncontrolling interests	207	386

TOTAL EQUITY	146,323	152,219

Exhibit 1

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
As at June 30, 2012 and December 31, 2011
(in million pesos)

	2012	2011
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	100,300	91,280
Deferred income tax liabilities – net	3,395	2,902
Derivative financial liabilities	2,425	2,235
Pension and other employee benefits	1,417	609
Customers’ deposits	2,268	2,272
Deferred credits and other noncurrent liabilities	19,749	22,642

Total Noncurrent Liabilities	129,554	121,940

Current Liabilities
Accounts payable	25,088	29,554
Accrued expenses and other current liabilities	65,459	58,271
Derivative financial liabilities	90	924
Provision for claims and assessments	1,555	1,555
Current portion of interest-bearing financial liabilities	13,935	26,009
Dividends payable	834	2,583
Income tax payable	2,436	2,591

Total Current Liabilities	109,397	121,487

TOTAL LIABILITIES	238,951	243,427

TOTAL EQUITY AND LIABILITIES	385,274	395,646

Exhibit 1

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
For the Periods Ended June 30, 2012 and 2011
(in million pesos, except earnings per common share amounts)

	Six Months Ended June 30,		Three Months Ended June 30,
		2011		2011
		(As Restated – Note		(As Restated – Note
	2012	2)	2012	2)
	(Unaudited)
REVENUES
Service revenues	84,725	75,618	41,945	37,911
Non-service revenues	1,507	1,141	711	568

	86,232	76,759	42,656	38,479

EXPENSES
Depreciation and amortization	15,524	13,118	8,054	6,515
Compensation and employee benefits	13,967	10,649	7,877	5,308
Repairs and maintenance	6,598	4,676	3,318	2,369
Interconnection costs	6,051	5,977	2,656	2,841
Cost of sales	4,483	2,406	1,875	1,177
Selling and promotions	4,353	2,690	2,674	1,535
Professional and other contracted services	2,886	2,510	1,312	1,320
Rent	2,861	2,023	1,368	1,009
Taxes and licenses	1,905	1,180	904	551
Communication, training and travel	1,196	857	614	444
Asset impairment	1,185	812	564	631
Amortization of intangible assets	785	144	721	69
Insurance and security services	737	636	352	327
Other expenses	710	834	309	412

	63,241	48,512	32,598	24,508

	22,991	28,247	10,058	13,971

OTHER INCOME (EXPENSES)
Foreign exchange gains – net	1,565	426	329	106
Equity share in net earnings of associates and joint ventures	1,311	839	1,037	647
Interest income	626	645	269	324
Gains (losses) on derivative financial instruments – net	(403)	484	(308)	62
Financing costs – net	(3,377)	(3,178)	(1,696)	(1,648)
Other income	3,242	631	2,400	274

	2,964	(153)	2,031	(235)

INCOME BEFORE INCOME TAX	25,955	28,094	12,089	13,736
PROVISION FOR INCOME TAX	6,484	6,798	2,688	3,166

NET INCOME	19,471	21,296	9,401	10,570

ATTRIBUTABLE TO:
Equity holders of PLDT	19,502	21,299	9,423	10,565
Noncontrolling interests	(31)	(3)	(22)	5

	19,471	21,296	9,401	10,570

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	90.15	112.83	43.56	55.96
Diluted	90.15	112.76	43.56	55.96

Exhibit 1

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless, and business process outsourcing – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Exhibit 2

August 7, 2012

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

August 7, 2012

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Director — Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,298 As of June 30, 2012	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

5.	August 7, 2012

Date of Report (Date of earliest event reported)

6.	SEC Identification Number PW-55

7.	BIR Tax Identification No. 000-488-793

8.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 2

11.	Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on August 7, 2012:

1.	The Board declared the following cash dividends out of the unaudited unrestricted retained earnings of the Company as at June 30, 2012, which are sufficient to cover the total amount of dividends declared:

a.	Regular dividend of ?60.00 per outstanding share of the Company’s Common Stock, payable on September 28, 2012 to the holders of record on August 31, 2012.

b.	?12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending September 15, 2012, payable on September 15, 2012 to the holder of record on August 22, 2012.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/ Ma. Lourdes C. Rau	sa-Chan

MA. LOURDES C. RAUSA-C Corporate Secretary	HAN

August 7, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: August 7, 2012